Exhibit 99.9

Overseas Toys, L.P.

c/o The Yucaipa Companies

9130 West Sunset Blvd.

Los Angeles, California 90069

October 22, 2010

Members of the Board of Directors of Simon Worldwide, Inc. (“Simon” or the “Company”) c/o the Special Committee of Independent Directors:

Reference is made to our October 13, 2010 letter to the Company’s Board of Directors in which Overseas Toys, L.P. (“we,” “us” or “Shareholder” ) announced our intent to commence a Qualified Offer to acquire all of the outstanding shares of common stock of Simon, par value $0.01 per share (the “Shares”), not owned by us, pursuant to the terms of Section 5.06 of the Exchange and Recapitalization Agreement, dated as of June 11, 2008, between Shareholder and Simon (the “Recapitalization Agreement”) and Section 4 of Article XII of Simon’s Restated Certificate of Incorporation filed September 18, 2008 (the “Charter”). This letter amends and replaces our October 13, 2010 letter in its entirety. Capitalized terms used and not otherwise defined herein shall have the respective meanings given them in the Recapitalization Agreement.

Pursuant to the provisions of the Charter and the Recapitalization Agreement, a Qualified Offer is an offer to purchase all of the outstanding Shares we do not already own at a per Share price determined by dividing the Liquidation Value by the total number of Shares outstanding on a fully diluted basis (calculated on a treasury basis). Liquidation Value is defined in the Recapitalization Agreement to mean the amount the holders of all of the Company’s outstanding Shares (including Shares held by us) would receive in the aggregate upon the liquidation of the Company.

We believe that Simon’s current actual cash liquidation value (taking into account the costs and expenses of liquidation) is approximately $11,290,000, which would result in a per Share amount to be received by the holders of Shares (taking into account all in-the-money options) upon liquidation of approximately $0.22. We are prepared, however, to offer $0.27 per Share in our potential Qualified Offer, which implies a “Liquidation Value” under the Recapitalization Agreement of approximately $13,674,557. We believe that this price of $0.27 per Share proposed to be paid in our anticipated Qualified Offer is at least equal to, and in our view greater than, the price per Share required to be offered to the other shareholders of Simon in a Qualified Offer.

Pursuant to the provisions of Section 5.06(c) of the Recapitalization Agreement, the determination of the Liquidation Value for the Qualified Offer must be approved by Simon’s Board of Directors and a majority of the Independent Directors. We hereby request that the Board, acting through the Special Committee of the Independent Directors, approve the Liquidation Value proposed herein for purposes of the Recapitalization Agreement of $13,674,557, as reflected in the $0.27 per Share price proposed to be paid in our anticipated Qualified Offer.

We propose to make a Qualified Offer that is not subject to any financing or due diligence contingencies or to any other conditions other than those that are reasonable and customary for similar transactions; provided, that the Board and the Independent Directors approve our proposed Liquidation Value within the time period specified in the Recapitalization Agreement. The potential Qualified Offer will be subject to compliance with all applicable federal and state laws and regulatory requirements and the condition that it be consummated on or prior to December 31, 2010, in accordance with the requirements of the Charter and the Recapitalization Agreement governing a Qualified Offer.

There can be no assurance that a Qualified Offer will be commenced by us or, if commenced, will be successfully consummated. The foregoing summarizes our current intentions only and should not be construed as an offer to purchase any shares of Common Stock. If there is mutual agreement as to the Liquidation Value and the other terms of a Qualified Offer, a Qualified Offer would only be commenced by means of a tender offer statement to the holders of Common Stock and our filing of a Schedule TO with the Securities and Exchange Commission. Until such time as a Qualified Offer commences (in which case we will be governed by the terms of our offer), we reserve whatever rights we currently may have to make or support other proposals, including, without limitation, liquidation of the Company or the declaration of an extraordinary dividend (either before or after a Qualified Offer is consummated).

As you are aware, the Charter provides that following the consummation of a Qualified Offer, whether all or any shares are tendered by the shareholders for purchase, all of the provisions of Article XII of the Charter, other than Section 1 thereof, will terminate in their entirety and be of no further force or effect. This means that the special rights established in the Charter in connection with the Recapitalization Agreement for the benefit of minority holders of Common Stock will expire.

We look forward to discussing the potential offer with you.

Sincerely,

OVERSEAS TOYS, L.P.
By: Multi-Accounts, LLC, its General Partner
By: OA3, LLC, its Managing Member

By:	/s/ Robert P. Bermingham
Robert P. Bermingham, its Secretary